UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    or    Form 40-F    ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: February 17, 2023

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

On February 14, 2023, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2022 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended December 31, 2022 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2022		December 31, 2022		December 31, 2022
Assets:
Cash and due from banks		¥74,792,123		¥67,732,445	$510,379
Call loans and bills bought		1,965,134		8,534,488	64,309
Receivables under resale agreements		6,035,507		5,176,821	39,009
Receivables under securities borrowing transactions		5,649,632		5,006,489	37,725
Monetary claims bought		5,370,377		5,827,112	43,909
Trading assets		7,351,878		9,272,856	69,873
Money held in trust		310		12,163	92
Securities	*1, *2	38,538,724	*1, *2	31,146,428	234,695
Loans and bills discounted	*1	90,834,056	*1	98,945,464	745,577
Foreign exchanges	*1	2,812,104	*1	2,470,814	18,618
Lease receivables and investment assets		228,608		237,208	1,787
Other assets	*1	10,175,873	*1	14,246,951	107,354
Tangible fixed assets		1,457,254		1,568,623	11,820
Intangible fixed assets		898,817		901,860	6,796
Net defined benefit asset		623,045		649,628	4,895
Deferred tax assets		66,720		84,312	635
Customers’ liabilities for acceptances and guarantees	*1	11,722,239	*1	13,532,943	101,974
Reserve for possible loan losses		(817,784)		(710,441)	(5,353)

Total assets		¥257,704,625		¥264,636,170	$1,994,094

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2022	December 31, 2022	December 31, 2022
Liabilities and net assets:
Liabilities:
Deposits	¥148,585,460	¥155,673,900	$1,173,038
Negotiable certificates of deposit	13,069,796	13,810,620	104,066
Call money and bills sold	1,129,999	1,411,243	10,634
Payables under repurchase agreements	19,359,965	15,585,134	117,438
Payables under securities lending transactions	1,580,580	1,124,564	8,474
Commercial paper	1,866,366	2,403,602	18,112
Trading liabilities	6,377,968	8,982,871	67,688
Borrowed money	18,877,990	11,713,921	88,267
Foreign exchanges	1,216,893	1,549,821	11,678
Short-term bonds	442,000	353,000	2,660
Bonds	9,808,107	9,607,770	72,397
Due to trust account	2,443,873	2,277,954	17,165
Other liabilities	8,415,621	13,766,271	103,732
Reserve for employee bonuses	89,894	48,249	364
Reserve for executive bonuses	4,064	—	—
Net defined benefit liability	40,864	35,745	269
Reserve for executive retirement benefits	1,087	1,063	8
Reserve for point service program	25,000	27,602	208
Reserve for reimbursement of deposits	5,767	11,544	87
Reserve for losses on interest repayment	135,084	108,833	820
Reserves under the special laws	3,902	3,902	29
Deferred tax liabilities	275,570	101,112	762
Deferred tax liabilities for land revaluation	29,193	28,930	218
Acceptances and guarantees	11,722,239	13,532,943	101,974

Total liabilities	245,507,293	252,160,605	1,900,087

Net assets:
Capital stock	2,341,878	2,342,537	17,652
Capital surplus	693,664	694,103	5,230
Retained earnings	6,916,468	7,381,273	55,620
Treasury stock	(13,402)	(64,937)	(489)

Total stockholders’ equity	9,938,608	10,352,977	78,012

Net unrealized gains (losses) on other securities	1,632,080	1,031,941	7,776
Net deferred gains (losses) on hedges	(80,061)	(59,970)	(452)
Land revaluation excess	36,320	35,850	270
Foreign currency translation adjustments	450,143	898,475	6,770
Accumulated remeasurements of defined benefit plans	121,123	106,684	804

Total accumulated other comprehensive income	2,159,606	2,012,981	15,168

Stock acquisition rights	1,475	1,185	9
Non-controlling interests	97,641	108,419	817

Total net assets	12,197,331	12,475,564	94,006

Total liabilities and net assets	¥257,704,625	¥264,636,170	$1,994,094

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2021		2022		2022
Ordinary income		¥2,995,751		¥4,380,252	$33,006
Interest income		1,357,126		2,529,341	19,059
Interest on loans and discounts		980,481		1,693,720	12,763
Interest and dividends on securities		243,704		299,487	2,257
Trust fees		4,011		4,788	36
Fees and commissions		1,038,336		1,073,352	8,088
Trading income		157,223		108,742	819
Other operating income		201,255		367,931	2,772
Other income	*1	237,797	*1	296,095	2,231
Ordinary expenses		2,128,378		3,347,642	25,225
Interest expenses		266,984		1,255,540	9,461
Interest on deposits		61,672		468,078	3,527
Fees and commissions payments		168,795		171,455	1,292
Trading losses		132		8,470	64
Other operating expenses		139,988		271,244	2,044
General and administrative expenses		1,330,490		1,427,747	10,758
Other expenses	*2	221,986	*2	213,183	1,606

Ordinary profit		867,373		1,032,609	7,781

Extraordinary gains	*3	1,531	*3	1,317	10
Extraordinary losses	*4	6,752	*4	3,794	29

Income before income taxes		862,152		1,030,131	7,762

Income taxes		232,354		256,525	1,933

Profit		629,798		773,606	5,829

Profit attributable to non-controlling interests		5,003		7,584	57

Profit attributable to owners of parent		¥624,795		¥766,021	$5,772

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2021	2022	2022
Profit	¥629,798	¥773,606	$5,829
Other comprehensive income (losses)	57,989	(142,078)	(1,071)
Net unrealized gains (losses) on other securities	(44,753)	(591,145)	(4,454)
Net deferred gains (losses) on hedges	(71,155)	2,102	16
Foreign currency translation adjustments	166,658	346,932	2,614
Remeasurements of defined benefit plans	(19,492)	(14,413)	(109)
Share of other comprehensive income of affiliates	26,733	114,445	862

Total comprehensive income	687,788	631,527	4,759

Comprehensive income attributable to owners of parent	684,272	619,865	4,671
Comprehensive income attributable to non-controlling interests	3,515	11,661	88

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2022 which was ¥132.71 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Not applicable.

(2)	Significant changes in the scope of equity method

Not applicable.

(Changes in accounting policies)

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the period for the three months ended June 30, 2022. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company has prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement. There are no effects on quarterly consolidated financial statements due to the application of the Implementation Guidance.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2023 including the period for the nine months ended December 31, 2022. Amounts of Income taxes include Income taxes-deferred.

(Additional information)

1. Transition from the consolidated corporate-tax system to the group tax sharing system

The Company and certain consolidated domestic subsidiaries transitioned from the consolidated corporate-tax system to the group tax sharing system from the beginning of the period for the three months ended June 30, 2022. In accordance with the transition, the accounting treatment and disclosure of corporate tax, local tax and tax effect accounting are based on “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 42, August 12, 2021). Based on Paragraph 32(1) of ASBJ Practical Issue Task Force No. 42, it is deemed that changes in accounting policy by applying ASBJ Practical Issue Task Force No. 42 have no effect.

2. Suspected illegal stabilization transactions

On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office filed charges with the Tokyo District Court to prosecute SMBC Nikko Securities Inc. (hereinafter, “SMBC Nikko Securities”), a consolidated subsidiary of the Company, and its former executive officers and employees, on suspicion of illegal stabilization transactions. The fine, etc., that SMBC Nikko Securities is expected to incur due to violation of the Financial Instruments and Exchange Act is reasonably estimated and reflected on quarterly consolidated financial statements for the nine months ended December 31, 2022.

(Notes to quarterly consolidated balance sheets)

*1	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2022 and December 31, 2022 are as follows. The claims are items that are recorded under the following items on the quarterly consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part are guaranteed, and that are issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes is conducted, such securities (limited to those based on loan for a use agreement or lease agreement) are also included in the claims.

	Millions of yen
	March 31, 2022	December 31, 2022
Bankrupt and quasi-bankrupt loans	¥99,256	¥94,388
Doubtful loans	643,881	584,515
Substandard loans	414,422	353,981
Past due loans (3 months or more)	13,553	14,291
Restructured loans	400,868	339,690

Subtotal	1,157,560	1,032,886

Normal loans	106,019,459	116,196,258

Total	¥107,177,019	¥117,229,145

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2022 and December 31, 2022 were as follows:

	Millions of yen
	March 31, 2022	December 31, 2022
Guaranteed amount to privately-placed bonds	¥1,342,460	¥1,377,147

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2021 and 2022 included the following:

Nine months ended December 31, 2021	Millions of yen	Nine months ended December 31, 2022	Millions of yen
Gains on sales of stocks	¥152,024	Gains on sales of stocks	¥183,327

*2	Other expenses

“Other expenses” for the nine months ended December 31, 2021 and 2022 included the following:

Nine months ended December 31, 2021	Millions of yen	Nine months ended December 31, 2022	Millions of yen
Provision for reserve for possible loan losses	¥98,303	Write-off of loans	¥66,472
Write-off of loans	67,563	Provision for reserve for possible loan losses	37,533
		Losses on sales of stocks	28,046

*3	Extraordinary gains

“Extraordinary gains” for the nine months ended December 31, 2021 and 2022 included the following:

Nine months ended December 31, 2021	Millions of yen	Nine months ended December 31, 2022	Millions of yen
Gains on disposal of fixed assets	¥1,531	Gains on disposal of fixed assets	¥1,317

*4	Extraordinary losses

“Extraordinary losses” for the nine months ended December 31, 2021 and 2022 included the following:

Nine months ended December 31, 2021	Millions of yen	Nine months ended December 31, 2022	Millions of yen
Losses on impairment of fixed assets	¥4,890	Losses on impairment of fixed assets	¥2,365
Losses on disposal of fixed assets	1,773	Losses on disposal of fixed assets	1,429

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the nine months ended December 31, 2022. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2021 and 2022 were as follows:

	Millions of yen
Nine months ended December 31	2021	2022
Depreciation	¥165,260	¥177,140
Amortization of goodwill	12,543	21,954

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2021

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2021	Common stock	¥130,190	¥95	March 31, 2021	June 30, 2021	Retained earnings
Meeting of the Board of Directors held on November 12, 2021	Common stock	143,936	105	September 30, 2021	December 3, 2021	Retained earnings

Dividends paid in the nine months ended December 31, 2022

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	¥143,936	¥105	March 31, 2022	June 30, 2022	Retained earnings
Meeting of the Board of Directors held on November 14, 2022	Common stock	157,690	115	September 30, 2022	December 2, 2022	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

Nine months ended December 31, 2021	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥511,600	¥860,800	¥619,100	¥346,100	¥(155,546)	¥2,182,054
General and administrative expenses	(225,300)	(700,400)	(329,900)	(67,200)	(7,690)	(1,330,490)
Others	46,900	1,900	43,900	29,100	(67,731)	54,069

Consolidated net business profit	¥333,200	¥162,300	¥333,100	¥308,000	¥(230,968)	¥905,632

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Nine months ended December 31, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥556,400	¥848,000	¥917,800	¥371,500	¥(316,256)	¥2,377,444
General and administrative expenses	(219,500)	(686,200)	(470,300)	(82,800)	31,053	(1,427,747)
Others	52,700	3,000	68,700	22,900	(67,847)	79,453

Consolidated net business profit	¥389,600	¥164,800	¥516,200	¥311,600	¥(353,050)	¥1,029,150

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	The reportable segment of Fullerton India Credit Company Limited and its consolidated subsidiary was changed from “Head office account and others” to “Global Business Unit” from the beginning of the period for the three months ended June 30, 2022.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2021	Millions of yen
Consolidated net business profit	¥905,632
Other ordinary income (excluding equity in gains of affiliates)	183,728
Other ordinary expenses	(221,986)

Ordinary profit on quarterly consolidated statements of income	¥867,373

Note:    Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2022	Millions of yen
Consolidated net business profit	¥1,029,150
Other ordinary income (excluding equity in gains of affiliates)	216,642
Other ordinary expenses	(213,183)

Ordinary profit on quarterly consolidated statements of income	¥1,032,609

Note:    Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.    Bonds classified as held-to-maturity

	Millions of yen
	Consolidated		Net unrealized
March 31, 2022	balance sheet amount	Fair value	gains (losses)
Japanese government bonds	¥—	¥—	¥—
Japanese local government bonds	25,741	25,522	(218)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥25,741	¥25,522	¥(218)

Note: The fair values are based on their market prices and others at the end of the fiscal year.
	Millions of yen
	Quarterly consolidated		Net unrealized
December 31, 2022	balance sheet amount	Fair value	gains (losses)
Japanese government bonds	¥72,546	¥71,974	¥(571)
Japanese local government bonds	77,797	76,566	(1,231)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥150,343	¥148,540	¥(1,802)

Note: The fair values are based on their market prices and others at the end of the period.

2. Other securities

	Millions of yen
March 31, 2022	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,203,355	¥3,237,013	¥2,033,658
Bonds	19,610,383	19,560,308	(50,074)
Japanese government bonds	15,821,296	15,774,197	(47,099)
Japanese local government bonds	1,154,551	1,145,496	(9,054)
Japanese corporate bonds	2,634,535	2,640,615	6,080
Other	14,473,249	14,766,875	293,625

Total	¥35,286,988	¥37,564,198	¥2,277,209

Notes:	1.	Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.
	2.	Net unrealized gains (losses) on other securities shown above include gains of ¥2,122 million for the fiscal year ended March 31, 2022 that are recognized in the earnings by applying fair value hedge accounting.

	Millions of yen
December 31, 2022	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,237,026	¥2,994,334	¥1,757,308
Bonds	13,304,993	13,174,251	(130,741)
Japanese government bonds	9,516,699	9,441,018	(75,681)
Japanese local government bonds	1,107,364	1,075,020	(32,344)
Japanese corporate bonds	2,680,928	2,658,213	(22,715)
Other	13,779,371	13,583,621	(195,750)

Total	¥28,321,390	¥29,752,207	¥1,430,816

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
	2.	There are no net unrealized gains (losses) on other securities shown above for the nine months ended December 31, 2022, recognized in the earnings by applying fair value hedge accounting.

3.     Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2022 and for the nine months ended December 31, 2022 were ¥4,688 million and ¥591 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2022

There are no corresponding transactions.

Nine months ended December 31, 2022

There are no corresponding transactions.

2.	Other money held in trust (other than trading purpose and held-to-maturity)

	Millions of yen
March 31, 2022	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥310	¥310	¥—

Note:     Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
December 31, 2022	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥311	¥311	¥—

Note:     Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Interest rate futures	¥142,753,490	¥2,663	¥2,663
Interest rate options	450,578,969	394,362	394,362
Over-the-counter
Forward rate agreements	12,575,210	(28)	(28)
Interest rate swaps	661,604,364	(121,168)	(121,168)
Interest rate swaptions	26,687,532	(10,506)	(10,506)
Caps	107,838,182	(505,738)	(505,738)
Floors	7,576,704	4,260	4,260
Other	14,037,668	58,115	58,115

Total	/	¥(178,039)	¥(178,039)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Interest rate futures	¥152,966,324	¥4,840	¥4,840
Interest rate options	365,072,337	851	851
Over-the-counter
Forward rate agreements	26,086,124	10,609	10,609
Interest rate swaps	1,074,014,596	(272,442)	(272,442)
Interest rate swaptions	43,083,821	8,276	8,276
Caps	123,395,008	(1,593,575)	(1,593,575)
Floors	14,194,003	14,879	14,879
Other	34,857,233	116,331	116,331

Total	/	¥(1,710,229)	¥(1,710,229)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥10,758	¥(103)	¥(103)
Over-the-counter
Currency swaps	86,400,103	615,163	242,608
Currency swaptions	693,027	91	91
Forward foreign exchange	86,861,074	(184,625)	(184,625)
Currency options	9,911,292	(24,867)	(24,867)

Total	/	¥405,658	¥33,103

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the table above.

	Millions of yen
December 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥18,099	¥144	¥144
Over-the-counter
Currency swaps	87,257,110	1,477,841	439,468
Currency swaptions	2,398,080	17,753	17,753
Forward foreign exchange	109,229,551	(244,707)	(244,707)
Currency options	9,333,614	(25,525)	(25,525)

Total	/	¥1,225,505	¥187,132

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the table above.

(3)	Equity derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,228,695	¥(22,042)	¥(22,042)
Equity price index options	1,252,614	(47,940)	(47,940)
Over-the-counter
Equity options	249,895	22,992	22,992
Equity price index swaps	330,918	48,697	48,697

Total	/	¥1,707	¥1,707

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,309,177	¥4,001	¥4,001
Equity price index options	730,486	(18,424)	(18,424)
Over-the-counter
Equity options	243,948	27,035	27,035
Equity index forward contracts	1,474	(18)	(18)
Equity price index swaps	201,577	45,868	45,868

Total	/	¥58,463	¥58,463

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

March 31, 2022	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥8,027,933	¥(3,306)	¥(3,306)
Bond futures options	30,275	12	12
Over-the-counter
Bond forward contracts	59,827	1,438	1,438
Bond options	96,516	(31)	(31)

Total	/	¥(1,886)	¥(1,886)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

December 31, 2022	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,960,022	¥(563)	¥(563)
Bond futures options	75,234	136	136
Over-the-counter
Bond forward contracts	273	(14)	(14)
Bond options	346,372	(1,163)	(1,163)

Total	/	¥(1,605)	¥(1,605)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥11,185	¥1,210	¥1,210
Over-the-counter
Commodity swaps	138,269	297	297
Commodity options	3,790	(490)	(490)

Total	/	¥1,016	¥1,016

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
December 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥27,954	¥(589)	¥(589)
Over-the-counter
Commodity swaps	75,412	3,801	3,801
Commodity options	37,237	(253)	(253)

Total	/	¥2,958	¥2,958

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,981,181	¥(1,352)	¥(1,352)

Total	/	¥(1,352)	¥(1,352)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2022	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,797,495	¥3,435	¥3,435

Total	/	¥3,435	¥3,435

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Nine months ended December 31	Millions of yen
	2021	2022
Ordinary income	¥2,995,751	¥4,380,252
Fees and commissions	1,038,336	1,073,352
Deposits and loans	139,448	192,640
Remittances and transfers	106,576	110,550
Securities-related business	135,417	92,572
Agency	6,787	6,979
Safe deposits	3,969	4,043
Guarantees	60,652	63,760
Credit card business	247,583	279,822
Investment trusts	140,761	110,316
Others	197,141	212,666

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method were as follows:

Nine months ended December 31	Millions of yen, except per share data and number of shares
	2021	2022
(i) Earnings per share	¥455.82	¥559.36
[The calculation method]
Profit attributable to owners of parent	624,795	766,021
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	624,795	766,021
Average number of common stock during the period (in thousands)	1,370,711	1,369,461
(ii) Earnings per share (diluted)	¥455.62	¥559.17
[The calculation method]
Adjustment for profit attributable to owners of parent	—	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	—
Increase in the number of common stock (in thousands)	602	469
Stock acquisition rights (in thousands)	602	469
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2022 :	—	—

(Significant subsequent events)

There are no significant subsequent events to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 14, 2022 resolved interim dividends for the fiscal year ending March 31, 2023 as shown below:

Total amount of interim dividends	¥157,690 million
Interim dividends per share	¥115
Effective date and payment start date	December 2, 2022